(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Boston Communications Group, Inc.
Full Name of Registrant

Former Name if Applicable

55 Middlesex Turnpike
Address of Principal Executive Office (Street and Number)

Bedford, Massachusetts, 01730
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Company’s Form 12b-25 filed with the Securities and Exchange Commission (“SEC”) on April 3, 2007 relating to the Company’s 2006 Form 10-K, the Company is in the process of preparing restated financial statements to record additional non-cash charges for stock-based compensation expense relating to certain option grants and to account for the tax-related consequences, and to make adjustments for certain other non-related accounting matters as described in that Form 12b-25, which such Form 12b-25 is incorporated herein by reference.

Based on the foregoing, the Company could not have timely filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 without unreasonable effort or expense. Once these matters are finalized and the audit of the necessary restatements by the Company’s independent public accountants is complete, the Company intends to file restated financial statements for these periods, its Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006, the 2006 Form 10-K and its Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 as soon as practicable. However, the Company does not expect that its Form 10-Q for the quarter ended June 30, 2007 will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph Mullaney	(781)	904-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not yet filed Form 10-Q for the quarters ended June 30, 2006, September 30, 2006 or March 31, 2007 or the 2006 Form 10-K. In addition, the Company has filed Current Reports on Form 8-K with the SEC on October 12, 2006 and March 1, 2007 disclosing that it will need to restate previously issued financial statements to record additional non-cash charges for stock-based compensation expense relating to certain option grants and to account for the tax-related consequences, and it will need to make adjustments to previously issued financial statements to address the other matters described above. As a result, as stated in these Current Reports on Form 8-K, the financial statements and related notes and related financial data for all prior periods, including all annual and interim periods included in the Company’s most recently filed Form 10-K and most recently filed Form 10-Q, as well as all earnings releases, outlook statements, press releases and similar communications issued by the Company relating to those financial statements should not be relied upon.

On July 30, 2007, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) in connection with the tender offer for all of the Company’s shares commenced on that date by Tea Party Acquisition Corp., a wholly-owned subsidiary of Megasoft Limited. The Statement contained (i) unaudited preliminary financial information for the quarters ended June 30 and September 30, 2006, the year ended December 31, 2006, and the quarter ended March 31, 2007 and (ii) unaudited revised preliminary financial information for the fiscal years ended December 31, 2002 through 2005 and the quarter ended March 31, 2006. This financial information is subject to all of the limitations and qualifications contained therein.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects that revenue for second quarter of 2007 will be about $21 million as compared to about $23 million for the second quarter of 2006. The revenue decline from 2006 to 2007 was related to the loss of revenue from customers such as Verizon Wireless, Cingular Wireless and Cincinnati Bell, which had completed their migration off the Company’s platform to other third-party providers by approximately mid-June 2006, and a reduction in revenue of about $2.5 million from Sprint, our largest customer. These revenue declines were partially offset by royalty revenue of $3.7 million in the second quarter of 2007. Royalties are due to Freedom Wireless as part of our license agreement but are reimbursed, for the most part, by our customers.

The Company had a $21 million accrued expense reversal in the second quarter of 2006 resulting from the settlement of the Freedom Wireless patent infringement claim. In addition, with the settlement of the Freedom claim the Company generated an $8 million tax benefit in the second quarter of 2006. These were non-recurring items in the second quarter of 2007. The legal expenditures for the settlement decreased from $2 million in the second quarter of 2006 to zero in the second quarter of 2007.

Total cost of revenues and operating expenses for the second quarter of 2007 as compared to the same period in 2006 (disregarding the $21 million in accrued expense reversal and $2 million of legal expense related to the settlement detailed above) decreased by about $1.4 million. Increased expenditures in second quarter of 2007 related to royalty expense, restatement costs and severance were more than offset by lower payroll and payroll related expenses from reduced headcount.

The foregoing information is preliminary and is subject to the Company completing its review and the preparation of the restated financial statements. In Part III of this Form 12b-25, the Company incorporates by reference from the 12b-25 relating to the 2006 Form 10-K several material accounting issues that will negatively impact the results of operations for previously issued financial statements. The Company continues to work with its independent public accountants to finalize these matters.

This Report contains, and incorporates by reference, statements that constitute forward looking information within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the Company’s second quarter financial results, adjustments to the Company’s previously issued financial statements and the timing of the restatement of financial statements and the filing of required reports with the SEC. Investors are cautioned that such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties and that actual developments and events may differ materially from the forward-looking statements as a result of various important factors. Factors that may cause such differences to occur include developments in the preparation of the Company’s restated financial statements, as well as developments relating to the SEC’s investigation of the Company’s historic stock option granting practices and accounting matters, the litigation relating to the Company’s historical stock option granting practices and related accounting and the outcome of the tender offer for all of the shares of common stock of the Company that has been commenced by Tea Party Acquisition Corp.

Boston Communications Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2007	By	/s/ Joseph Mullaney
Acting Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).